FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 27, 2018

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 27, 2018	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com	US contact: Echo Lin, Senior Associate echolin@iselabs.com +1.510.687.2491	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2018

Taipei, Taiwan, R.O.C., April 27, 2018 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), among the world’s leading companies in semiconductor packaging and testing, today reported unaudited net revenues1 of NT$64,966 million for the first quarter of 2018 (1Q18), down by 2% year-over-year and down by 23% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$2,096 million, down from a net income attributable to shareholders of the parent of NT$2,559 million in 1Q17 and down from a net income attributable to shareholders of the parent of NT$6,246 million in 4Q17. Basic earnings per share for the quarter were NT$0.25 (or US$0.042 per ADS), compared to basic earnings per share of NT$0.33 for 1Q17 and NT$0.74 for 4Q17. Diluted earnings per share for the quarter were NT$0.24 (or US$0.041 per ADS), compared to diluted earnings per share of NT$0.29 for 1Q17 and NT$0.71 for 4Q17.

RESULTS OF OPERATIONS

1Q18 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 45%, 9%, 44%, 2% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$54,578 million for the quarter, down from NT$69,193 million in 4Q17.

-	Raw material cost totaled NT$31,396 million for the quarter, representing 48% of total net revenues.

-	Labor cost totaled NT$9,028 million for the quarter, representing 14% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,860 million for the quarter.

●	Gross margin decreased 1.6 percentage points to 16.0% in 1Q18 from 17.6% in 4Q17.

●	Operating margin was 6.6% in 1Q18 compared to 9.2% in 4Q17.

●	In terms of non-operating items:

-	Net interest expense was NT$357 million.

-	Net foreign exchange gain of NT$502 million was primarily attributable to the depreciation of the U.S. dollar against the NT dollar.

-	Loss on valuation of financial assets and liabilities was NT$379 million.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

-	Net loss on equity-method investments was NT$444 million, including NT$282 million of the share of loss from our investment in Siliconware Precision Industries Co., Ltd.

-	Other net non-operating income of NT$138 million were primarily related to miscellaneous income. Total non-operating expenses for the quarter was NT$540 million.

●	Income before tax was NT$3,776 million for 1Q18, compared to NT$7,879 million in 4Q17. We recorded income tax expenses of NT$1,420 million for the quarter, compared to NT$1,085 million in 4Q17.

●	In 1Q18, net income attributable to shareholders of the parent was NT$2,096 million, compared to net income attributable to shareholders of the parent of NT$2,559 million in 1Q17 and net income attributable to shareholders of the parent of NT$6,246 million in 4Q17.

●	Our total number of shares outstanding at the end of the quarter was 8,750,192,164, including treasury stock owned by our subsidiaries. Our 1Q18 basic earnings per share of NT$0.25 (or US$0.042 per ADS) were based on 8,479,197,895 weighted average numbers of shares outstanding in 1Q18. Our 1Q18 diluted earnings per share of NT$0.24 (or US$0.041 per ADS) were based on 8,673,141,782 weighted average number of shares outstanding in 1Q18.

1Q18 Results Highlights – IC ATM2

●	Cost of revenues was NT$29,371 million for the quarter, down by 5% sequentially.

-	Raw material cost totaled NT$8,704 million for the quarter, representing 24% of total net revenues.

-	Labor cost totaled NT$7,739 million for the quarter, representing 21% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,290 million for the quarter.

●	Gross margin decreased 5.2 percentage points to 20.8% in 1Q18 from 26.0% in 4Q17.

●	Operating margin was 9.2% in 1Q18 compared to 14.4% in 4Q17.

1Q18 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$25,991 million, down by 34% sequentially.

-	Raw material cost totaled NT$22,733 million for the quarter, representing 79% of total net revenues.

-	Labor cost totaled NT$1,268 million for the quarter, representing 5% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$454 million for the quarter.

●	Gross margin increased to 9.4% in 1Q18 from 9.2% in 4Q17.

●	Operating margin decreased to 3.3% in 1Q18 from 4.3% in 4Q17.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 1Q18 totaled US$209 million, of which US$146 million were used in packaging operations, US$54 million in testing operations, US$7 million in EMS operations and US$2 million in interconnect materials operations.

●	As of March 31, 2018, total unused credit lines amounted to NT$154,291 million.

●	Current ratio was 1.55 and net debt to equity ratio was 0.09 as of March 31, 2018.

●	Total number of employees was 68,985 as of March 31, 2018, compared to 68,753 as of December 31, 2017.

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

Business Review

Packaging Operations3

●	Gross margin for our packaging operations during the quarter was 18.8%, down by 5.1 percentage points from 4Q17.

●	Capital expenditures for our packaging operations amounted to US$146 million for the quarter, of which US$81 million were used in purchases of wafer bumping and flip chip packaging equipment, and US$65 million were used in purchase of common equipment, SiP equipment and wirebond packaging equipment.

Testing Operations

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,535 million during the quarter, down from NT$1,645 million in 4Q17.

●	In 1Q18, gross margin for our testing operations was 30.7%, down by 5.9 percentage points from 4Q17.

●	Capital expenditures for our testing operations amounted to US$54 million during the quarter.

EMS Operations

●	In 1Q18, gross margin for our EMS operations was 9.4%, up by 0.2 percentage points from 4Q17.

●	Capital expenditures for our EMS operations amounted to US$7 million during the quarter.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$2,061 million for the quarter, down by NT$65 million, or by 3.1% from 4Q17. Of the total output of NT$2,061 million, NT$1,009 million was from sales to external customers.

●	In 1Q18, our internal substrate manufacturing operations supplied 25% (by value) of our total substrate requirements.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 34% of our total net revenues in both 1Q18 and 4Q17. No customer accounted for more than 10% of our total net revenues in 1Q18.

●	Our top 10 customers contributed 48% of our total net revenues for the quarter, compared to 49% in 4Q17.

●	Our customers that are integrated device manufacturers or IDMs accounted for 46% of our total net revenues for the quarter, compared to 45% in 4Q17.

EMS Basis

●	Our five largest customers together accounted for approximately 76% of our total net revenues in 1Q18, compared to 82% in 4Q17. One customer accounted for more than 10% of our total net revenues in 1Q18.

●	Our top 10 customers contributed 87% of our total net revenues during the quarter, compared to 90% in 4Q17.

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the second quarter of 2018 to be as follows:

●	In USD term, IC-ATM 2Q18 business should be above 2Q17 levels but below 4Q17 levels;

●	Excluding foreign exchange impact, IC-ATM 2Q18 GM should be similar to 2Q17 levels;

●	EMS 2Q18 business should be between 2Q17 and 3Q17 levels;

●	EMS 2Q18 gross margin should improve slightly from 1Q18 levels.

About ASE, Inc.

ASE, Inc. is among the world’s leading companies in semiconductor packaging and testing, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the share exchange contemplated by a joint share exchange agreement between Siliconware Precision Industries Co., Ltd. and us; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2017 Annual Report on Form 20-F filed on March 28, 2018.

Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	1Q/18	4Q/17	1Q/17
Net Revenues	37,072	41,794	38,385
Revenues by Application
Communication	46%	48%	50%
Computer	13%	13%	11%
Automotive, Consumer & Others	41%	39%	39%

Packaging Operations

Amounts in NT$ Millions	1Q/18	4Q/17	1Q/17
Net Revenues	30,313	34,226	31,061
Revenues by Packaging Type
Bumping, Flip Chip, WLP & SiP	32%	34%	31%
IC Wirebonding	58%	55%	58%
Discrete and Others	10%	11%	11%
Capacity
CapEx (US$ Millions)*	146	103	120
Number of Wirebonders	16,015	16,076	15,963

Testing Operations

Amounts in NT$ Millions	1Q/18	4Q/17	1Q/17
Net Revenues	5,679	6,556	6,365
Revenues by Testing Type
Final test	78%	78%	81%
Wafer sort	19%	19%	15%
Engineering test	3%	3%	4%
Capacity
CapEx (US$ Millions)*	54	28	31
Number of Testers	3,801	3,760	3,782

EMS Operations

Amounts in NT$ Millions	1Q/18	4Q/17	1Q/17
Net Revenues	28,691	43,289	29,363
Revenues by End Application
Communication	42%	42%	49%
Computer	17%	14%	15%
Consumer	24%	32%	22%
Industrial	9%	6%	7%
Automotive	7%	5%	6%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	7	7	3

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2018	Dec. 31 2017	Mar. 31 2017
Net revenues:
Packaging	29,368	33,045	29,806
Testing	5,679	6,553	6,365
Direct Material	1,009	922	892
EMS	28,686	43,285	29,355
Others	224	181	133
Total net revenues	64,966	83,986	66,551

Cost of revenues[4]	(54,578)	(69,193)	(54,576)
Gross profit	10,388	14,793	11,975

Operating expenses:
Research and development	(2,775)	(3,046)	(2,763)
Selling, general and administrative	(3,297)	(4,041)	(3,987)
Total operating expenses	(6,072)	(7,087)	(6,750)
Operating income	4,316	7,706	5,225

Net non-operating (expenses) income:
Interest expense - net	(357)	(318)	(435)
Foreign exchange gain (loss)	502	780	2,891
Gain (loss) on valuation of financial assets and liabilities	(379)	(216)	(3,964)
Gain (loss) on equity-method investments[4]	(444)	29	(171)
Others	138	(102)	299
Total non-operating income (expenses)	(540)	173	(1,380)
Income before tax	3,776	7,879	3,845

Income tax expense	(1,420)	(1,085)	(886)
Income from continuing operations and before noncontrolling interest	2,356	6,794	2,959
Noncontrolling interest	(260)	(548)	(400)

Net income attributable to shareholders of the parent	2,096	6,246	2,559

Per share data:
Earnings (losses) per share
– Basic	NT$0.25	NT$0.74	NT$0.33
– Diluted	NT$0.24	NT$0.71	NT$0.29

Earnings (losses) per equivalent ADS
– Basic	US$0.042	US$0.123	US$0.053
– Diluted	US$0.041	US$0.118	US$0.047

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,673,142	8,632,469	7,931,315

Exchange rate (NT$ per US$1)	29.33	30.08	31.20

4 As of September 30, 2017, we have completed the identification of the difference between the cost of the investment and our share of the net fair value of subsidiary and associates’ identifiable assets and liabilities. Therefore, we retrospectively adjusted the provisional amounts recognized at the acquisition dates in May, July and November 2016, respectively.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2018	Dec. 31 2017	Mar. 31 2017
Net revenues:
Packaging	30,313	34,226	31,061
Testing	5,679	6,556	6,365
Direct Material	1,050	989	935
Others	30	23	24
Total net revenues	37,072	41,794	38,385

Cost of revenues[4]	(29,371)	(30,932)	(29,552)
Gross profit	7,701	10,862	8,833

Operating expenses:
Research and development	(1,865)	(2,125)	(2,000)
Selling, general and administrative	(2,418)	(2,736)	(2,850)
Total operating expenses	(4,283)	(4,861)	(4,850)
Operating income	3,418	6,001	3,983

Net non-operating (expenses) income:
Interest expense - net	(407)	(394)	(498)
Foreign exchange gain (loss)	685	822	2,868
Gain (loss) on valuation of financial assets and liabilities	(502)	(577)	(4,072)
Gain (loss) on equity-method investments[4]	40	1,245	601
Others	167	2	325
Total non-operating income (expenses)	(17)	1,098	(776)
Income before tax	3,401	7,099	3,207

Income tax expense	(1,250)	(776)	(570)
Income from continuing operations and before noncontrolling interest	2,151	6,323	2,637
Noncontrolling interest	(55)	(77)	(78)

Net income attributable to shareholders of the parent	2,096	6,246	2,559

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2018	Dec. 31 2017	Mar. 31 2017
Net revenues:
Total net revenues	28,691	43,289	29,363

Cost of revenues	(25,991)	(39,287)	(26,249)
Gross profit	2,700	4,002	3,114

Operating expenses:
Research and development	(926)	(936)	(780)
Selling, general and administrative	(832)	(1,208)	(1,101)
Total operating expenses	(1,758)	(2,144)	(1,881)
Operating income	942	1,858	1,233

Net non-operating (expenses) income:
Total non-operating income	63	454	217
Income before tax	1,005	2,312	1,450

Income tax expense	(160)	(324)	(303)
Income from continuing operations and before noncontrolling interest	845	1,988	1,147
Noncontrolling interest	(207)	(500)	(313)

Net income attributable to shareholders of the parent	638	1,488	834

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

As of Mar. 31, 2018	As of Dec. 31, 2017

Current assets:
Cash and cash equivalents	43,146	46,078
Financial assets – current	10,551	5,785
Notes and accounts receivable	44,246	55,201
Inventories	34,190	34,080
Others	5,869	3,794
Total current assets	138,002	144,938

Financial assets – non current & Investments – equity method	50,854	50,983
Property plant and equipment	134,637	135,169
Intangible assets	11,334	11,341
Prepaid lease payments	8,943	8,851
Others	13,110	12,576
Total assets	356,880	363,858

Current liabilities:
Short-term borrowings	17,381	17,962
Current portion of bonds payable	-	6,161
Current portion of long-term borrowings & capital lease obligations	5,739	8,280
Notes and accounts payable	33,112	41,672
Others	32,808	31,546
Total current liabilities	89,040	105,621

Bonds payable	16,983	16,982
Long-term borrowings & capital lease obligations	34,435	27,520
Other liabilities	10,395	9,734
Total liabilities	150,853	159,857

Shareholders of the parent	193,244	190,642

Noncontrolling interest	12,783	13,359
Total liabilities & shareholders’ equity	356,880	363,858

Current Ratio	1.55	1.37
Net Debt to Equity	0.09	0.12